SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 05 June, 2017

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Director/PDMR Shareholding dated 11 May 2017
Exhibit 1.2	Director/PDMR Shareholding dated 22 May 2017
Exhibit 1.3	Director/PDMR Shareholding dated 23 May 2017
Exhibit 1.4	Director Declaration dated 24 May 2017
Exhibit 1.5	Total Voting Rights dated 31 May 2017

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.5575	68
d)	Aggregated information - Volume - Price - Total	68 £4.5575 £309.91
e)	Date of the transaction	10 May 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.5575	68
d)	Aggregated information - Volume - Price - Total	68 £4.5575 £309.91
e)	Date of the transaction	10 May 2017
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Horace Lamar McKay
2	Reason for the notification
a)	Position/status	Deputy Chief Executive Officer / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the BP Share Value Plan, following adjustments for tax and dividends.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$36.94	44,678
d)	Aggregated information - Volume - Price - Total	44,678 $36.94 $1,650,405.32
e)	Date of the transaction	19 May 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nils Smedegaard Andersen and Kirsten Smedegaard Andersen
2	Reason for the notification
a)	Position/status	Non-Executive Director and a person closely associated with him
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through market purchase
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.7545	25,000
d)	Aggregated information - Volume - Price - Total	25,000 £4.7545 £118,862.50
e)	Date of the transaction	22 May 2017
f)	Place of the transaction	Equiduct, BATS, CHIX and TRQX

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.3

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or person closely associated

The Company announces that on 19 May 2017, conditional share awards and the vesting of shares previously awarded were made to the following Executive Directors of BP p.l.c. under the BP Executive Directors' Incentive Plan (the "Plan").

The Deferred Matching Award (including matched shares) - 2016

Mr R W Dudley
compulsory award
49,214 ADSs

Dr B Gilvary
compulsory award
146,140 ordinary shares

This conditional award of one-third of a director's annual bonus, required to be deferred into ordinary shares/ADSs, is matched on a one-for-one basis. The award will vest subject to performance conditions as detailed in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2016. Each Executive Director will be entitled to the value of reinvested dividends on those ordinary shares/ADSs which vest.

The Performance Share Award 2017-2019

Mr R W Dudley
261,938 ADSs

Dr B Gilvary
722,093 ordinary shares

This conditional award with a 2017-2019 performance period is awarded at the maximum number, with the number of ordinary shares/ADSs which vest dependent on the extent to which performance conditions are satisfied over a three-year period ending 31 December 2019. These performance conditions are detailed in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2016. Each Executive Director will be entitled to the value of reinvested dividends on those ordinary shares/ADSs which vest.

The Deferred Matching Award 2014 - vesting

This vesting represents additional dividends received on the vested award under the EDIP deferred matching award 2014, which vested on 24 February 2017 and was announced under RNS 8375X.

	Vested amount	Shares sold for tax and expenses	Released amount

Mr R W Dudley (ADSs)	1,076	508	568
Dr B Gilvary (ordinary shares)	4,174	1,966	2,208

The Performance Share Award 2014-2016 - vesting

The Company has determined that 40% of shares awarded under the EDIP performance share award 2014-2016 will vest. The released amount stated below will be retained for a period of three years.

	Vested amount	Shares sold for tax and expenses	Released amount

Mr R W Dudley (ADSs)	107,079	50,429	56,650
Dr B Gilvary (ordinary shares)	303,134	142,758	160,376

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Robert W. Dudley
2	Reason for the notification
a)	Position/status	Chief Executive Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction
311,152 restricted share units (in the form of ADSs) acquired pursuant to participation in the BP Executive Directors' Incentive Plan.
57,218 ADSs acquired pursuant to the vesting of shares under the BP Executive Directors' Incentive Plan, following adjustments for tax, dividends and expenses where applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	368,370
d)	Aggregated information - Volume - Price - Total	368,370 Nil consideration. Market value $36.94 Market value $13,607,587.80
e)	Date of the transaction	19 May 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction
868,233 restricted share units (in the form of ordinary shares) acquired pursuant to participation in the BP Executive Directors' Incentive Plan.
162,584 shares acquired pursuant to the vesting of ordinary shares under the BP Executive Directors' Incentive Plan, following adjustments for tax, dividends and expenses where applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,030,817
d)	Aggregated information - Volume - Price - Total	1,030,817 Nil consideration. Market value £4.72 Market value £4,865,456.24
e)	Date of the transaction	19 May 2017
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.4

BP p.l.c.

Notification of changes of Director's details

BP p.l.c. announces that Mr C-H Svanberg, Chairman and Non- Executive Director of BP p.l.c. has advised that he became a director of Melker Schörling AB on 23 May 2017.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

Exhibit 1.5

BP p.l.c.

Total voting rights and share capital

As at 31 May 2017, the issued share capital of BP p.l.c. comprised 19,679,548,413 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,485,234,257. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,684,630,913. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 June 2017
/s/ J. BERTELSEN
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J. BERTELSEN
Deputy Company Secretary